                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                            ______________________________


                                       FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                      KAUFMAN AND BROAD HOME CORPORATION
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            (Exact Name of Registrant as Specified in Its Charter)


               Delaware                                       95-3666267
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(State of Incorporation or Organization)                     (IRS Employer
                                                           Identification No.)

 10990 Wilshire Boulevard, Los Angeles, California                90024
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     (Address of Principal Executive Offices)                   (Zip Code)


   If this form relates to the             If this form relates to the
   registration of a class of securities   registration of a class of securities
   pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
   Exchange Act and is effective           Exchange Act and is effective
   pursuant to General Instruction         pursuant to General Instruction
   A.(c), please check the following       A.(d), please check the following
   box. /X/                                box. / /

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                     Name of Bank Exchange on Which Each
 to be so Registered                     Class is to be Registered
 --------------------                    -----------------------------------
 Rights to Purchase Series A             New York Stock Exchange
 Participating Cumulative Preferred
 Stock

Securities to be registered pursuant to Section 12(g) of the Act: None

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          On February 4, 1999 the Board of Directors of Kaufman and Broad Home Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock of the Company, par value $1.00 per share (the "Common Stock") and each share of Special Common Stock of the Company, par value $1.00 per share (the "Special Common Stock"; together with the Common Stock, the "Voting Stock"). No shares of Special Common Stock are currently outstanding. The dividend will be issued to stockholders of record as of the close of business on March 5, 1999. Rights will be issued with Voting Stock issued after March 5, 1999 and before the Distribution Date (as defined below). Each Right represents the right to purchase one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock ("Preferred Stock") of the Company at a price of $135.00 (as the same may be adjusted, the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (as the same may be amended from time to time, the "Rights Agreement") dated as of February 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). The Rights replace the Preferred Stock purchase rights issued in 1989 under the Company's Rights Agreement dated February 21, 1989, which will expire on March 7, 1999.

     In connection with adopting the Rights Agreement, the Board of Directors of the Company also directed its Nominating and Corporate Governance Committee, which consists solely of independent directors, to conduct a regular review of the Rights Agreement and its effect on the best interests of the Company and its shareholders at least every three years.

     The summary description of the Rights set out below does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit to this report and is hereby incorporated herein by reference.

     The Rights will be evidenced by certificates for the Voting Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of Voting Stock entitled to 15% or more of the votes entitled to be cast by all of the outstanding shares of Voting Stock or (ii) 10 business days following the commencement of a tender offer or exchange offer the consummation of which would result in person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

     On January 7, 1999, the Company acquired substantially all of the homebuilding assets of the Lewis Homes group of companies. As partial consideration for the acquisition, the Company issued 7,886,686 shares of Common Stock to certain members of the Lewis family, a former officer of Lewis Homes and entities controlled by them (the "Lewis Holders"). As a result, the Lewis Holders currently hold in the aggregate approximately 16.5% of the outstanding Voting Stock. Accordingly, the Rights Agreement provides that the Lewis


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Holders (and certain permitted transferees) will not become Acquiring Persons as a result of the holdings of or acquisitions by any of the Lewis Holders, so long as their aggregate ownership remains below 17% of the outstanding Voting Stock. In the event the aggregate ownership of the Lewis Holders falls below 15.5% of the outstanding shares of Voting Stock, the Lewis Holders exempted percentage will become 16% of the outstanding shares of the Voting Stock. In the event the aggregate ownership of the Lewis Holders falls below 14.5% of the outstanding shares of the Voting Stock, the Lewis Holders' exemption will terminate.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights): (i) the Rights will be transferred only with the Voting Stock; (ii) Voting Stock certificates will contain a notation referencing the Rights and Rights Agreement (the notation on already outstanding Voting Stock certificates referring to the Company's prior Rights Agreement will be deemed to refer to the new Rights); and (iii) the surrender for transfer of any certificates for shares of Voting Stock will also constitute the transfer of the Rights associated with the shares of Voting Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Voting Stock as of the close of business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 5, 2009 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, for example, in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Voting Stock.

     If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which become void) will have the right to receive, upon exercise and payment of the then current Exercise Price, that number of shares of Preferred Stock having a market value of two times the Exercise Price.

     If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than the Acquiring Person, whose Rights will become void) will thereafter have the right to receive, upon exercise at the then current Exercise Price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which at the time of such transaction will have a market value of two times the Exercise Price.


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     In lieu of exercise, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which become void), in whole or in part, for shares of Voting Stock at an exchange ratio of one share of Voting Stock per Right (as appropriately adjusted to reflect changes in the Voting Stock after the date of the Rights Agreement).

     No fractional shares of Preferred Stock will be issued, other than fractions which are integral multiples of one hundredths of a share, which may, at the election of the Company, be evidenced by depositary receipts. In lieu of any other fractional interest, an adjustment in cash will be made based on the market price of the Preferred Stock.

     At any time prior to ten days after an Acquiring Person becomes such (or such later date as the Board of Directors of the Company may determine), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right, subject to adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may be amended by the Company to the extent and on the conditions set forth in the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have effects that will render difficult an acquisition of the Company without the approval of the Company's Board of Directors. The Rights will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to a person or group becoming an Acquiring Person, redeem the then outstanding Rights at the Redemption Price.

ITEM 2.  EXHIBITS

2.1 Rights Agreement, dated as of February 4, 1999, by and between Kaufman and Broad Home Corporation and ChaseMellon Shareholder Services LLC, as Rights Agent, (incorporated by reference from Exhibit 4.1 of the Form 8-K filed by the Company on February 12, 1999).

2.2 Certificate of Amendment to Certificate of Designation of Series A Participating Cumulative Preferred Stock of Kaufman and Broad Home Corporation, dated February 17,


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1999, to become effective March 5, 1999, and filed with the Secretary of
State of Delaware on the date hereof.


                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Kaufman and Broad Home Corporation
                                   ----------------------------------
                                             (Registrant)

                                   By:
                                       ------------------------------
                                       Kimberly King
                                       Corporate Secretary and
                                       Corporate Counsel

Date: February 19, 1999


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